EXHIBIT 17.1

July 1, 2019

Board of Directors

Cerebain Biotech, Inc.

600 Anton Blvd., Suite 1100

Costa Mesa, CA 92626

Dear Board of Directors,

Please let this letter serve as my resignation as Director, CFO and COO of Cerebain Biotech, Inc. effective July 15, 2019.

Thank you for the opportunities for professional and personal development that have been provided during the last six years. I will relish the professional relationships that I have developed during this time.

If there is anything at all I can do to make this transition a smooth one, please do not hesitate to reach out.

Sincerely,

/s/ Wesley D. Tate

Wesley D. Tate